FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For December 24, 2002
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

          Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku,
                             Tokyo 101-0054, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F __X__             Form 40-F


   Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes                      No __X__

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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                                  EXHIBIT INDEX


Exhibit     Date          Description of Exhibit

  1-1.    12/24/2002  IIJ Group to Extend the Discussion Period with
                      PoweredCom to March 2003
                      -(English Press Release)

  1-2.    12/24/2002  Regarding the discussion for the possible business integration Of IIJ Group and PoweredCom
                      -(English Translation of Japanese Press Release)

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EXHIBIT 1-1  -(English Press Release)

IIJ Group to Extend the Discussion Period with PoweredCom to March 2003

    TOKYO--(BUSINESS WIRE)--Dec. 24, 2002--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) and Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) today announced that they have agreed with PoweredCom, Inc. ("PoweredCom") to extend the period for discussions regarding a possible integration of their business until the end of March 2003, while striving to reach agreement earlier than this date if possible.

    Previously, the parties were aiming to reach agreement by the end of December 2002.

    "The parties remain fully committed to exploring a combination that will maximize synergies in Japan's rapidly growing and evolving broadband market place," said Koichi Suzuki, President and CEO of IIJ and President of Crosswave. "While discussions continue, IIJ group remains focused on its current business and future developments, and continues to expect steady growth for the fiscal year ending March 2003."

    In July 2002, IIJ and Crossswave announced that they were exploring the possibility of integrating their business operations with PoweredCom. The parties have not yet entered into a memorandum of understanding and the proposed terms of any such memorandum, or of any possible integration, have not yet been determined.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    About Crosswave

    Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ,
NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

    About PoweredCom

    PoweredCom is a 32.06% owned affiliate of Tokyo Electric Power Company, Incorporated. PoweredCom provides data communications services utilizing a nationwide optical fiber network owned and operated by PNJ Group, a consortium of PoweredCom and telecom business subsidiaries of ten regional electric power companies. PNJ Group has one of Japan's largest optical fiber networks stretching over 200,000 kilometers nationwide. PoweredCom offers one-stop solutions for data communication services and leased-line services to business clients, including WAN Ethernet service, point-to-point Ethernet service, IP-VPN (virtual private network) service, and Internet access and data center services.

The statements within this release about IIJ's and Crosswave's future plans and expectations contain forward-looking statements that involve risk and uncertainties. These statements may differ materially from actual future events or results. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements include changes in the competitive environment, changes in the strategy, results of operations or financial condition of any of the companies involved and other factors, including those in their respective annual reports on Form 20-F and other filings with the U.S. Security and Exchange Commission.


    CONTACT: IIJ Group Media/Investor Relations Office
             Ms. Junko Higasa, +81-3-5259-6310
             press@iij.ad.jp
             http://www.iij.ad.jp/
                or
             Crosswave Investor Relations Office
             Mr. Hiroaki Tsuno, +81-3-5205-4580
             ir@cwc.co.jp
             http://www.cwc.co.jp/

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EXHIBIT 1-2  -(English Translation of Japanese Press Release)



                                                               December 24, 2002
                                                  Internet Initiative Japan Inc.
                                                                 PoweredCom Inc.


               Regarding the discussion for the possible business
                    integration of IIJ Group and PoweredCom


Internet Initiative Japan Inc. ("IIJ", headquarters: Chiyoda-ku Tokyo,
President: Koichi Suzuki) and PoweredCom, Inc. ("PoweredCom", headquarters:
Chuo-ku Tokyo, President: Ken Taneichi) today announced that they have agreed to extend the period for discussions regarding a possible integration of their business until the end of the fiscal year 2002, while striving to reach agreement earlier than this date if possible.


For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310   E-mail: press@iij.ad.jp   URL: http://www.iij.ad.jp/

Mr. Sasaki, or Mr. Takanori, PoweredCom Inc.
Tel: 03-4431-6441   Fax: 03-4431-6090
E-mail: press@poweredcom.net    URL: http://www.poweredcom.net



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Internet Initiative Japan Inc.

Date: December 24, 2002           By:       /s/ Koichi Suzuki
                                     -----------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director




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